[On Chapman and Cutler LLP letterhead]


                                  May 22, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 901
       Zacks International Income Advantage Strategy Portfolio, Series 2
                              File No. 333-180252
--------------------------------------------------------------------------------

Dear Mr. Bartz:

     This letter is in response to the comments that you raised during our telephone conversations regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 901, filed on May 21, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Zacks International Income Advantage Strategy Portfolio, Series 2 (the "Trust"). This letter serves to respond to your comments.

Security Selection
------------------

     1. In the first and second bullets of the first paragraph, please revise "companies on a public securities exchange located in" to "companies whose primary security listing is on a public securities exchange located in." Please make this same revision throughout the "Principal Investment Strategy" section.

     Response: The disclosure has been revised as requested.


     2. In the fourth and fifth bullets of the first paragraph, please revise the disclosures to be consistent with the descriptions given in the respective segments.

     Response: The disclosures has been revised to state:

     o International REIT Segment: Foreign-listed common stocks of real estate investment companies ("REITs") whose primary security listing is on a public securities exchange located in Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland or United Kingdom.

     o Commodities/Natural Resources Segment: Common stocks of companies that, according to their most recent Form 10-K filing with the Securities and Exchange Commission, derive the largest percentage of their total revenues from natural resources and/or commodities business operations as defined by Zacks.

     3. Emerging Market ADR Segment - In step 5, please clarify and/or revise the definitions for "current dividend per share" and "current earnings per share."

     Response: The second and third sentences have been revised to state:
"Current dividend per share is defined as, at the Security Selection Date, the indicated annual dividend per share, as reported by Morningstar. Current earnings per share is defined as, at the Security Selection Date, the actual trailing 12 months of earnings per share, as reported by Morningstar."

     4. Emerging Market ADR Segment - In step 6, please clarify and/or revise the definition for "last reported dividend."

     Response: The last sentence have been revised to state: "Last reported dividend is defined as, at the Security Selection Date, the indicated annual dividend, as reported by Morningstar."


     5. Emerging Market ADR Segment - In step 7, please clarify the disclosure and example regarding 5% limit on the financial sector securities.

     Response: The second paragraph under step 7 has been revised to state: "No more than 5% of the Emerging Market ADR Segment may be invested in companies in the financial sector, as defined by Zacks Investment Research, Inc., as of the Security Selection Date. Should the security selection process result in the financial sector's allocation exceeding the 5% maximum, the ADRs in financial sector will be reweighted proportionally so that the allocation of the financial sector portion of the Emerging Market ADR Segment will be limited to 5% of the trust portfolio. Consequently, the non-financial sector ADRs in the Emerging Market ADR Segment will also be reweighted proportionally to an allocation of 15% of the trust portfolio. For example, say the security selection process results in five financial sector ADRs that initially make up 6% of the portfolio and those five ADRs constitute 5%, 10%, 20%, 30% and 35% of the 6%. These five ADRs would be reweighted with a 5% maximum in the aggregate, however, the percentages of the individual securities to the 5% maximum of the financial sectors segment will remain 5%, 10%, 20%, 30% and 35%, respectively. This method of reweighting (the "Reweighting Method") is also applied to the non-financial sector ADRs using an allocation of 15% of the trust portfolio."

     6. Developed Market ADR Segment - Please apply the comments from the "Emerging Market ADR Segment" to the "Developed Market ADR Segment," as applicable.

     Response: The disclosure has been revised as requested.


     7. Closed-End Fund Segment - Please apply the comments from the "Emerging Market ADR Segment" to the "Closed-End Fund Segment," as applicable.

     Response: The disclosure has been revised as requested.


     8. International REIT Segment - In step 1, please confirm the accuracy of last sentence.

     Response: The disclosure has been revised to state: "Next, eliminate REITs, as of the Security Selection Date, whose primary security listing is on a public securities exchange located in the United States."


     9. International REIT Segment - Please apply the comments from the "Emerging Market ADR Segment" to the "International REIT Segment," as applicable.

     Response: The disclosure has been revised as requested.


     10. Commodities/Natural Resources Segment - For the last sentence in step 1, please provide a complete list of industries or delete this sentence.

     Response: Because an exhaustive list would be overwhelming and the list is available on their proprietary research database, we have deleted this sentence.


     11. Commodities/Natural Resources Segment - In step 5, please revise the disclosure regarding what happens if the maximum aggregate weight of a U.S. domiciled company exceeds 2.5% of the segment's 10% allocation.

     Response: The third sentence in step 5 has been revised to state: "Should the security selection process result in the U.S. domiciled stocks' allocation exceeding the 2.5% maximum, the U.S. domiciled stocks will be reweighted proportionally using the Reweighting Method so that the allocation of the U.S. domiciled stocks in the Commodities/Natural Resources Segment will be limited to 2.5% of the trust portfolio. Consequently, the non-U.S. domiciled stocks in the Commodities/Natural Resources ADR Segment will also be reweighted proportionally to an allocation of 7.5% of the trust portfolio."


     12. Commodities/Natural Resources Segment - Please apply the comments from the "Emerging Market ADR Segment" to the "Commodities/Natural Resources Segment," as applicable.

     Response: The disclosure has been revised as requested.


     13. Final Trust Portfolio Construction Screen - For both rules, please revise the disclosure regarding what happens if the percentage limits are exceeded.

     Response: The disclosures for the first and second rule have been revised as follows, respectively:

          1. No more than 20% of the trust portfolio may be invested in companies domiciled in a single country. If at the time of final portfolio construction a single country's allocation exceeds 20%, such country's allocation will be reweighted proportionally using the Reweighting Method so that the country's allocation will be limited to 20% of the trust portfolio. Consequently, the other countries' allocations will also be reweighted proportionally to an allocation of 80% of the trust portfolio.

          2. No more than 30% of the trust portfolio may be invested in companies that are assigned to the same sector by Zacks Investment Research, Inc. If at the time of final portfolio construction a sector's allocation exceeds 30%, such sector's allocation will be reweighted proportionally using the Reweighting Method so that the sector's allocation will be limited to 30% of the trust portfolio. Consequently, the other sectors' allocations will also be reweighted proportionally to an allocation of 70% of the trust portfolio.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                          By /s/ Morrison Warren
                                                             -------------------
                                                                 Morrison Warren